[Letterhead of IDC]

IDC Consent

We have prepared a market potential study in India dated May 2005 for WorldSpace, Inc. We consent to the use of data from such report in the Registration Statement on Form S-1 and related Prospectus of WorldSpace, Inc. and to the reference in the prospectus to our name in connection therewith.

IDC (India) Ltd

By: /s/ Thomas George

Name: Thomas George

Title: National Sales Manager

June 9, 2005